





ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D

12g3-2(b) File No.82-4922

Ref. No. [illegible]

February 20, 2009

Washington, DC
110

SEC Mail Processing

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

FEB 20 2009
Washington, DC
110

Dear Sirs

We are transmitting herewith in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934 an English language summary of certain information that is being made public in Thailand.

PROCESSED

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

THOMSON REUTERS

Yours sincerely

Adit Laixuthai
Feb 20, 09

PROCESSED
MAR 2 2009
THOMSON REUTERS

Summary Statement of Assets and Liabilities [1/]

As of 31 Jan 2009

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	19,521,326,985.01	Deposits	960,077,173,865.41
Interbank and money market items	159,427,886,188.28	Interbank and money market items	18,033,061,311.06
Investments, net	149,383,582,870.53	Liabilities payable on demand	9,605,933,357.04
(with obligations Baht 780,010,000.00)		Borrowings	118,253,977,451.32
Credit advances (net of allowance for doubtful accounts)	852,522,081,812.96	Financial institution's liabilities under acceptances	469,796,738.38
Accrued interest receivables	1,425,527,576.67	Other liabilities	49,147,949,737.68
Properties foreclosed, net	11,276,083,362.92	Total liabilities	1,155,587,892,480.89
Customers' liabilities under acceptances	469,796,738.38		
Premises and equipment, net	28,935,949,399.04		
Other assets, net	46,943,072,163.60	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	69,631,022,441.84
		Other reserves and profit and loss account	20,753,790,044.66
		Total shareholders' equity	114,317,414,416.50
Total Assets	1,269,905,306,897.39	Total Liabilities and Shareholders' Equity	1,269,905,306,897.39
Customers' liabilities under unmatured bills	5,441,315,975.08	Financial institution's liabilities under unmatured bills	5,441,315,975.08
Total	1,275,346,622,872.47	Total	1,275,346,622,872.47

	Baht
Non-Performing Loans 2/(net) as of 31 December 2008 (Quarterly)	13,591,067,089.55
(1.27 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 December 2008 (Quarterly)	23,065,536,903.86
Actual provisioning for loan loss	28,815,115,305.60
Loans to related parties	39,028,049,450.23
Loans to related asset management companies	515,000,000.00
Loans to related parties due to debt restructuring	1,449,444,621.91
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Regulatory capital	143,065,178,932.10
Changes in assets and liabilities this quarter as of 31 December 2008 due to fine from violating the Financial Institution Business Act B.E. 2551, Section 156	314,200.00
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,627,057,460.56
Letters of credit	15,355,853,186.34

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 December 2008 (Quarterly) 30,630,050,978.06

(2.81 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)